Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 8, 2024

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”) Post-Effective Amendment No. 42 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 19, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the GammaRoad Market Navigation ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. Please also confirm that any fee waiver presented will be in place contractually for at least one year from the effective date of the prospectus.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust also confirms supplementally that the fee waiver presented in the fee table will be in place contractually for at least one year from the effective date of the prospectus.

Principal Investment Strategies

2.	With respect to the Fund’s “Principal Investment Strategy” section, the Staff notes that as written the strategy disclosure is confusing and inconsistent. The first sentence indicates the Fund is actively managed, but that it generally seeks to track the performance of an index. Please revise throughout this section to consistently explain what the index is, what it is designed to do or useful for, and how it works mechanically. Revised disclosure should also explain in a clear way what the Fund’s strategy is and how it will be implemented.

Response: The Trust responds by referring the Staff to a revised draft of this section as provided under separate cover.

3.	In addition to the prior comment, specifically with respect to the Fund’s Principal Investment Strategies section:
a.	What is the index measuring and what is its purpose? In other words, what is the purpose of investing in the Fund? Disclose clearly in plain-English.
b.	In the last sentence of the first paragraph, there is a reference to leveraged ETFs. Explain what these are and the types of ETFs in which the Fund will invest. Will it just be the three ETFs listed in the chart? Only one of those is leveraged but the sentence indicates the Fund may invest in one or more leveraged ETFs.
c.	Regarding the explanation of how leveraged ETFs work, please also indicate how long they are held and why the Fund holds them.
d.	If appropriate, please include in the first paragraph the disclosure from Item 9 that provides detailed disclosure on the three ETFs in which the Fund invests. Briefly indicate the types of investments in which those ETFs invest.
e.	In the first sentence of the second paragraph, clarify whether the Fund in fact is engaging in active management all the time, as opposed to alternating between active and passive management.
f.	Regarding the disclosure about being unable to sell leveraged ETFs:
i.	Explain to us supplementally if liquidity issues with the underlying funds may impact the liquidity of the ETF.
ii.	Make clear that by selling leveraged ETFs after the market drops 5.25%, the leveraged ETFs are down approximately10.50%.
iii.	It states that the Fund will invest substantially all assets in ETFs making up the index, or in other passively managed ETFs with comparable investment objectives and strategies. Is that compatible with the Fund’s investment in leveraged ETFs? Revise as necessary.
g.	In correspondence, please tell us who developed the index and whether it has been used for investment purposes previously. In addition, please tell us what diligence if any the Adviser conducted on the index, its signals, policies and procedures, in connection with its decision to launch a product based on the index.
h.	With respect to the section entitled “The Signal”:
i.	For the “Consumer Confidence Measure” disclosure, what data measure is this component using. Disclose the meanings of the value numbers. What does a higher value number mean?
ii.	For the “Cross Asset Measure” disclosure, disclose where the Fund obtains this data, and how these measures inform investment decisions. Clarify what is being measured. For example, it is unclear what the Fund will do when commodities are outperforming gold.
i.	With respect to the section entitled “Index Composition”:
i.	Will the ETFs in the chart change? And if so, will the Fund’s portfolio change? Note that the disclosure above says the Fund may invest in one or more leveraged ETFs, but only one is listed here.
ii.	In certain scenarios more than 40% of the Fund may be invested in a single non-affiliated ETF. Please advise us how doing so would be consistent with Rule 140 under the Securities Act.
iii.	In the “Signal Level” section of the chart, include a narrative explaining what is happening in the market economy during each period and how that is driving the allocation. State clearly what actions the Fund takes during each period and why.

j.	At the top of page 3 where it states that index changes are implemented after the close of U.S. markets, revise as necessary if the Fund is expected to have high portfolio turnover.

Response: The Trust responds by directing the Staff to the response to comment 2 above which addresses this comment.

In addition, with respect to sub (f)(i), the Trust responds supplementally by stating that it has adopted and implemented a written liquidity risk management program that includes policies and procedures reasonably designed to comply with the requirements of Rule 22e-4 of the Investment company Act of 1940, as amended (“Program”). To the extent an underlying fund experiences liquidity issues, the Trust is comfortable that the Program will ensure continuing liquidity for the Fund.

In addition, with respect to sub (g), the Trust responds supplementally by stating that the Index was primarily designed by GammaRoad Capital Partners, LLC (financial sponsor to the Fund) and then fully indexed by working with MarketVector Indexes GmbH to fully implement their intellectual property in the form of a fully designed and implemented index. The Adviser has worked significantly with the GammaRoad team to understand the methodology, the background which informed the methodology, and has reviewed the backtested results of the methodology. Additionally, the Adviser has significant experience with other tactical strategies including those that utilize leverage, and is comfortable with the robustness of the design and methodology based on its experience. To the Trust’s knowledge, the Index has not previously been used for investment purposes.

In addition, with respect to sub (i)(ii), the Trust responds supplementally by stating that the Trust does not believe that the Fund would be engaged in the distribution of shares of SPDR® Bloomberg 1-3 Month T-Bill ETF, SPDR® S&P 500 ETF Trust, ProShares Ultra S&P500 ETF, or other similarly managed exchange-traded funds (together, the “Underlying ETF”) under Rule 140 under the Securities Act of 1933, as amended (the “Securities Act”). The Trust also does not believe that the investment program of the Fund is similar to a master-feeder arrangement or that the disclosure requirements that normally apply to master-feeder arrangements would be warranted for the Fund.

Rule 140 under the Securities Act states in pertinent part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(a)(11) of the [Securities] Act.”

We understand that Rule 140 was adopted to curb abuses in the underwriting of securities by persons whose primary business was the purchase and sale of securities. The Rule provides that if the “chief part” of an issuer’s business is to use proceeds from the sale of its own securities to purchase another issuer’s securities, then the purchasing issuer may be considered an underwriter effecting a distribution of the securities of the other issuer. The SEC has interpreted the rule to deem the issuer of the security that is being purchased with the proceeds from the sale of the other security to be a co-issuer of the other security, and has required both entities to sign the registration statement of the other security. This interpretation of the Rule serves to prevent the circumvention of the registration process by the issuer of the underlying security.

In the case of the Fund, the sale of shares would not furnish the proceeds with which the Fund would acquire the securities of the Underlying ETF. As a general matter, shares of the Fund would be purchased by Authorized Participants through in-kind transactions where an Authorized Participant presents shares of the Underlying ETFs to the Fund. The Fund would have no influence or control over the circumstances under which an Authorized Participant obtains shares of the Underlying ETFs. Authorized Participants may have held shares of the Underlying ETFs in inventory for a long period of time, may have recently acquired shares of the Underlying ETFs in the secondary market, or may have acquired shares directly from the Underlying ETFs through their creation processes. Regardless of the way in which the Authorized Participants acquire shares of the Underlying ETFs, the Fund would not furnish proceeds to the Underlying ETFs, including as part of any effort to distribute shares of the Underlying ETFs. As a result, Rule 140 would not appear to apply, and therefore the Fund is not required to include the additional disclosures required by Rule 140.

In addition, a purchaser of the Fund would become a shareholder in a registered investment company with its own distinct investment objective, operations, and expenses, and not an owner of shares of the Underlying ETFs. In this regard, the shares to be issued by the Fund would be materially different from the shares issued by the Underlying ETFs. The NAV of shares of the Fund would not merely reflect the market prices or NAV of any one of the Underlying ETFs, but rather the combination of the value of the shares of the Underlying ETFs and any other assets and liabilities of the Fund, as determined in compliance with the Investment Company Act of 1940 (“1940 Act”). A purchaser of shares of the Fund therefore would be making an investment decision with respect to a markedly different security than the securities issued by the Underlying ETFs. In fact, because shares of the Underlying ETFs are separately registered under the Securities Act and the 1940 Act and are readily available to investors, the very reason to purchase shares of the Fund would be to purchase a security with economic characteristics that are different than the economic characteristics of the Underlying ETFs individually. In addition, the Fund will be adjusting its composition of holdings in the Underlying ETFs when the signals utilized by the Index so indicate. The Fund may invest all or none of its assets in any one Underlying ETF. In addition, on occasion the Fund may invest directly in treasury bills rather than invest in an Underlying ETF. Because the level of the Fund’s investment in an Underlying ETF is a function of the application of the Fund’s investment strategy, it cannot be said that the “chief part” of the Fund’s business is to use proceeds from the sale of its own securities to purchase shares of the Underlying ETF.

In this regard, the Fund is notably different than a master-feeder arrangement, and the disclosure requirements that normally apply to master-feeder arrangements would not be warranted for the Fund. In a master-feeder arrangement, the feeder fund invests exclusively in the shares of the master fund and essentially serves as a conduit for investment in the master fund. The feeder fund registers its securities under the Securities Act and the 1940 Act, while the master fund does not register its shares under the Securities Act because its shares are not publicly offered. As explained in a 1992 report1, the SEC staff did not insist that the master fund register its securities under the Securities Act because the SEC staff viewed the master fund as the co-issuer of the feeder fund’s securities in accordance with Rule 140. The SEC staff noted that “[a]s co-issuer of the [feeder] fund’s securities, the [master] fund signs the [feeder] fund’s registration statement registering the [feeder] fund’s securities. That registration statement must also include disclosure about the [master fund] equivalent to that which investors would receive if the [master] fund registered its securities separately.”

Accordingly, the reason for the master fund to sign the registration statement of the feeder fund is to avoid the circumvention of the registration process by the master fund because its shares are not publicly registered. In the case of the Fund’s investment in shares of the Underlying ETFs, there is no such concern because the shares of the Underlying ETFs are publicly offered and registered under the Securities Act and the 1940 Act. In addition, the reason for the feeder fund to disclose all of the relevant information about the master fund is that the feeder is merely a conduit to investment in the master, and the information about the master is not otherwise publicly available. Again, in the case of the Fund, its operations and characteristics are distinct from the operations and the characteristics of the individual Underlying ETFs, and the Fund is not merely a conduit for investment in the Underlying ETFs. Accordingly, the Fund’s disclosure should describe its own operations and characteristics, and it is not necessary or appropriate for the disclosure to describe all of the relevant information about the Underlying ETFs. Extensive disclosure about the Underlying ETFs would be potentially confusing to investors when included in the Fund’s disclosure, and such information is already publicly available through the public registration of the Underlying ETFs.

1 See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”).

Principal Investment Risks

4.	With respect to “SSO Principal Risks,” please define the term “daily target” which is also used later in the prospectus as a defined term.

Response: The Trust responds by revising to define the term “Daily Target” to mean the targeted leveraged return that the underlying fund seeks to achieve on a daily basis.

5.	With respect to “Extended Holding of Leveraged ETF Risk,” it references a 25% exposure to these products. Please add corresponding disclosure to the Fund’s principal investment strategies.

Response: The Trust responds by making the requested revision.

6.	With respect to “Large-Capitalization Investing Risk,” revise to clarify that this is a Fund exposure rather than an investment.

Response: The Trust responds by making the requested revision.

7.	With respect to “Recent Markets Event Risk” on page 12, regarding the disclosure stating “the Fund’s sales and long exposures may exacerbate the market volatility and downturn,” explain supplementally why this language is included and how it would occur.

Response: The Trust responds by removing the referenced disclosure.

Miscellaneous

8.	In the section entitled “Additional Information About the Index,” please revise the bullet entitled SPDR® S&P 500 ETF Trust to describe the S&P 500® Index. Please also confirm supplementally:
a.	Why is GammaRoad in the name?
b.	What is the relationship between and among the Adviser, Index Owner, Sponsor and Index Calculation Agent?

Response: The Trust responds by making the requested revision.

Supplementally, the Trust notes that, as disclosed in the Prospectus, GammaRoad Capital Partners, LLC (“Sponsor”) is a financial sponsor to the Fund and the name “GammaRoad” is included in the name of the Index. Accordingly, the Adviser and Sponsor agreed that inclusion of GammaRoad in the Fund’s name is appropriate.

Additionally, the Trust supplementally notes that the Index is owned by MarketVector Indexes GmbH (the “Index Owner”). Solactive AG is the Index’s calculation agent.

The sole arrangement between Tidal Investments LLC (the “Adviser”) and Sponsor is pursuant to an ETF Support Agreement under which the Sponsor provides financial support to the Fund (a form ETF Support Agreement will be filed as an Exhibit to the Fund’s registration statement).

Otherwise, there are no other additional relationships between the Adviser, Index Owner, Sponsor and Solactive AG outside of commercial relationships in connection with the Fund and the Index.

Statement of Additional Information

9.	With respect to “Temporary Defensive Strategies” on page 12, ensure consistency of this disclosure with the Fund’s principal investment strategies.

Response: The Trust responds by confirming it will ensure consistency between the disclosures.

10.	With respect to the second paragraph on page 13 describing the approach to concentration of underlying ETFs held by the Fund, remove the qualifications related to an underlying ETF being affiliated or having its own concentration policy.

Response: The Trust confirms the term "affiliated" has been removed from the previous disclosure. Additionally, to accommodate for the limited information provided by certain types of funds, such as semi-transparent funds and mutual funds, the wording in the disclosure has been updated as follows:

In determining its compliance with the fundamental investment restriction on concentration, the Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal

Tidal Investments LLC

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Acquired Fund Fees and Expenses(2)(3)	0.09%
Total Annual Fund Operating Expenses	0.84%
Less: Fee Waiver(4)	-0.09%
Total Annual Fund Operating Expenses After Fee Waiver(4)	0.75%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Based on estimated amounts for the current fiscal year.

(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund’s Financial Highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(4)	The Adviser has agreed to reduce its unitary management fee to 0.66% of the Fund’s average daily net assets through at least November 30, 2025. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust III (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed above is reflected only through November 30, 2025. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$256